Part I, Item 8—Identifying Information

Request: Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Response:

Primary Business Name: VIRTU ITG LLC　　　　　　　　**BD Number: 29299**

BD - AMENDMENT

01/15/2020

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
CAVOLI, STEPHEN JOHN	I	CHIEF EXECUTIVE OFFICER	03/2019	NA	Y	N	4468202
ILARIO, ANTHONY	I	CHIEF OPERATIONS OFFICER	11/2016	NA	N	N	2262100
LEVINE, MATTHEW STEVEN	I	CHIEF COMPLIANCE OFFICER	03/2019	NA	N	N	5384169
ROSS, CHRISTOPHER MICHAEL	I	REGISTERED OPTIONS SECURITIES FUTURES PRINCIPAL	02/2018	NA	N	N	4749157
SULLIVAN, JOHN GERALD	I	FINOP	03/2019	NA	N	N	4330347
VIRTU ITG HOLDINGS LLC	DE	SHAREHOLDER	04/1999	E	Y	N	20-0337804
WILLIAMS, IAN TIMOTHY MR.	I	MANAGING DIRECTOR	12/2017	NA	N	N	5637056